

TURANT, INC.

REVIEWED FINANCIAL STATEMENTS

For The Year Ended December 31, 2022

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REPORT

Turant Inc.
Saratoga, CA

Opinion

We have reviewed the accompanying financial statements of Turant, Inc. (the "Company") which comprise the balance sheet as of December 31, 2022, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibilities for the Financial Statements

Our responsibility is to conduct the review engagement in accordance with *the Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Richard Omai,

Richard Omai, CPA.
Certified Public Accountants (AC 49387)
March 25, 2024.

TURANT, INC.

Balance Sheet

As of December 31,		2022
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$	79,431
Total Current Assets		**79,431**
Total Assets	$	**79,431**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loan from officer	$	88,187
Other Liability		114,469
Total Current Liabilities		**202,656**
Total Liabilities		**202,656**
Preferred Stock		
Stockholders' equity		(123,225)
Total Liabilities and Stockholders' Equity	$	**79,431**

See accompanying notes to the financial statements and independent accountant's review report.

TURANT, INC.

Statement of Loss

For The Year Ended December 31,		2022
OPERATING EXPENSES		
Advertising and promotion		(0)
Commputer and internet expenses		2,134
Continuing Education		3,500
Dues and Subscriptions		126
Legal and professional fees		94,380
Software		153
Taxes and licenses		386
Travel and related expense		9,430
Repairs and maintenance		563
Insurance		715
Communications		6,935
Utilities		1,752
Total Operating Expenses		**120,073**
Net loss	**$**	**(120,073)**

See accompanying notes to the financial statements and independent accountant's review report.

TURANT, INC.

Statement of Changes in Stockholders' Equity

	Common Stock		Retained earnings deficit		Stockholders'
	Shares	Amount			Equity
Balance at Beginning of the Year	**5,951,000**	**525**	**$**	**(3,677)**	**$**	**(3,152)**
Net loss				(120,073)		(120,073)
Balance at End of the Year	**5,951,000**	**525**	**$**	**(123,750)**	**$**	**(123,225)**

See accompanying notes to the financial statements and independent accountant's review report.

TURANT, INC.

Statement of Cash Flows

For The Year Ended December 31,		2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(120,073)
Changes in operating assets and liabilities:		
Increase in other liabilities		114,407
Net Cash Provided By Operating Activities		**(5,666)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of line of credit		
Proceeds from additional borrowings		
Principal payments on notes payable		
Issuance of common stock		525
Loans from officer		78,187
Net Cash Provided By Financing Activities		**78,712**
Net Decrease in Cash and equivalents		**73,046**
Cash and equivalents- Beginning of the year		6,385
Cash and equivalents- End of the year	$	**79,431**

See accompanying notes to the financial statements and independent accountant's review report.

Note 1 – Organization and purpose

DESCRIPTION OF BUSINESS — Turant, Inc (the Company) is a corporation organized under the laws of the State of Delaware. The Company operates in the Artificial Intelligence (AI) Industry. Turant provides a Voice AI SaaS based Authentication platform, targeting Voice AI solutions to change the world in segments such as Secure Multi Factor Authentication, Voice based QR code alternate, Digital Payments, National Digital ID, Remote financial management where no similar solutions available due to technical limitations.

Note 2 – Summary of Significant Accounting Policies

BASIS OF ACCOUNTING — The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

CASH AND OTHER EQUIVALENTS — The Company considers all cash and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances with financial institutions.

EQUITY — the total number of Common shares of stock that the corporation shall have authority to issue is ten million (10,000,000) shares of Common Stock, $0.00001 par value per share. As of December 31, 2022, Common share issued is 5,525,000.

ADVERTISING — Costs related to marketing and advertising are expensed as incurred. There were no advertising costs incurred at year end.

USE OF ESTIMATES - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

Note 3 – Related Party Transactions and Entities Under Common Control.

DUE TO STOCKHOLDERS - Amounts due to stockholders are unsecured at an interest rate of 10%, due on demand, and total $88,187 at year-end.

Note 4 – Going Concern.

The company has relied on capital contributions from its owner and debt to cover losses and fund its operations. Those factors and conditions create substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has developed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through March 24, 2024, which is the date the accompanying financial statements were available to be issued. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.